Filed by The Ryland Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Ryland Group, Inc.

Commission File No.: 001-08029

Excerpts from The Ryland Group Earnings Q2 2015 Earnings Call Teleconference RYL

2015-07-30 16:48:20.889 GMT

Event Date: 07/30/2015

Company Name: Ryland Group

Event Description: Q2 2015 Earnings Call

Source: Ryland Group

Q2 2015 Earnings Call

MANAGEMENT DISCUSSION SECTION

Operator:

Good morning, and welcome to the Ryland’s Second Quarter 2015 Earnings Conference Call. Today’s call is being transmitted live over the Internet and can be accessed through the Investor Relations section of the website at www.ryland.com. Participating in this call are Larry Nicholson, Ryland’s Chief Executive Officer; Gordon Milne, Executive Vice President and Chief Financial Officer; and Hratch Tavidian, Vice President, and Controller. Before we begin, please be aware that certain statements in this conference call are forward-looking statements based on some assumptions and uncertainties that include general economic, business and competitive factors, as well as the factors set forth in the company’s press release. These factors and others may cause actual results to differ from the statements made in this conference call.

With that out of the way, I will now turn it over to Larry Nicholson. Please go ahead.

Larry T. Nicholson:

Thank you. Good morning and thank you for joining us as we go over our results for the second quarter of 2015. In addition to our prepared remarks today, we have posted a slide deck in the Investor Relation’s portion of our website in the Events & Presentations section that provides an overview of our company’s performance.

As you are aware, on June 14, we announced our Board of Directors approval of a merger of equals with Standard Pacific Corporation in which I will serve as the Chief Executive Officer of the merged entity, and Scott Stowell, Standard Pacific’s Chief Executive Officer, will serve as Executive Chairman of the Board of the merged entity.

On July 2, Ryland and Standard Pacific filed a preliminary proxy registration statement with the Securities and Exchange Commission. Once the review of that document is completed by the Securities and Exchange Commission, we will set a date for a special meeting of stockholders to seek shareholder approval of the merger. As previously announced, the merger is expected to be completed in early fall 2015. Now, back to our second quarter results. Ryland reported net income of $42.6 million for the second quarter of 2015 or $0.75 per share on a fully diluted basis, compared to $32.1 million or $0.57 per share for the same period in 2014, a 33% increase. Excluding $3.6 million of transaction related costs, that were incurred during the quarter in connection with the proposed merger with Standard Pacific, the increased net income would’ve been 40%.

[…]

Q&A

Operator:

Thank you. [Operator Instructions]

[…]

<Q - Stephen East>: Okay. All right. And then, Larry, I don’t know how much you want to talk about the merger now, but can you give us an idea of maybe the process where you all are? What’s next? And are the cost saves still — you still think they’re the same growth opportunities, anything you want to cover with that?

<A>: Well, I would say everything is still consistent with what we announced with the merger back in June, Stephen. We’re in the review process with the SEC at the moment, so we really can’t say much. But I think, all of us feel pretty good right now where it is and we’d be able to accomplish it, get it closed in the fall and have a great company going forward.

[…]

<Q - Alan Ratner>: Okay. Thanks. Second question, kind of a expanding on Stephen’s question a little bit just as far as the merger. We’re just curious any color you can give on discussions, conversations you’re having with your local operators. As you go through the diligence process and look into the markets where there is overlapped between Ryland and Stan Pac, has been any increased turnover, have there been conversations there as far as retention is concerned, I think any color you can give would be helpful?

<A>: Again, Alan [indiscernible] we’re in the SEC periods, we really can’t say much. All I can tell you is that it’s moving along in a very positive fashion. We’re extremely comfortable with closing it in the fall and be able into ground running at that point.

[…]

Operator:

Thank you. I’m showing no further questions. I’d like to turn the call back to management for any closing remarks.

Larry T. Nicholson:

Great. Thanks for your time and look forward to seeing you next quarter.

Operator:

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program. You may all disconnect. Everyone have a great day.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is”, without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Ryland and Standard Pacific caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain stockholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of Ryland and Standard Pacific as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to Ryland’s and Standard Pacific’s respective stockholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, Ryland and Standard Pacific have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; competitive conditions in Ryland’s and Standard Pacific’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, Ryland’s and Standard Pacific’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, local and general economic and market conditions, including consumer confidence, employment rates, interest rates, the cost and availability of mortgage financing, and stock market, home and land valuations; the impact on economic conditions, terrorist attacks or the outbreak or escalation of armed conflict involving the United States; the cost and availability of suitable undeveloped land, building materials and labor; the cost and availability of construction financing and corporate debt and equity capital; their significant amount of debt and the impact of restrictive covenants in their debt agreements; their ability to repay their debt as it comes due; changes in credit rating or outlook; the demand for and affordability of single-family homes; the supply of housing for sale; cancellations of purchase contracts by homebuyers; the cyclical and competitive nature of Ryland’s and Standard Pacific’s businesses; governmental regulation, including the impact of “slow growth” or similar initiatives; delays in the land entitlement process, development, construction, or the opening of new home communities; adverse weather conditions and natural disasters; environmental matters; risks relating to the Ryland’s and Standard Pacific’s mortgage banking operations; future business decisions and Ryland’s and Standard Pacific’s ability to successfully implement their respective operational and other strategies; litigation and warranty claims. Such risks and other factors that may impact management’s assumptions are more particularly described in Ryland’s and Standard Pacific’s filings with the SEC. The information contained herein speaks as of the date hereof and neither Ryland nor Standard Pacific have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Standard Pacific has filed with the SEC a registration statement on Form S-4 on July 2, 2015, that includes a preliminary joint proxy statement of Standard Pacific and Ryland that also constitutes a preliminary prospectus of the Surviving Corporation. The registration statement is not complete and will be further amended. Ryland and Standard Pacific will make the definitive joint proxy statement/prospectus available to their respective stockholders. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, joint proxy statement/prospectus and other documents filed by Ryland and Standard Pacific with the SEC are available free of charge at the SEC’s website (www.sec.gov) and from Ryland and Standard Pacific. In addition, security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Ryland by going to its investor relations page of its corporate website at http://www.ryland.com and from Standard Pacific on its investor relations page of its corporate website at http://standardpacifichomes.com.

PARTICIPANTS IN THE SOLICITATION

Ryland, Standard Pacific, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Ryland’s and Standard Pacific’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Ryland and their ownership of Ryland stock is set forth in Ryland’s annual report on form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 13, 2015. Information regarding Standard Pacific’s directors and executive officers is contained in Standard Pacific’s report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 23, 2015, and its proxy statement for its 2015 annual general meeting of stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Ryland and Standard Pacific may have direct or indirect interests in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Ryland and Standard Pacific stockholders is included in the joint proxy statement/prospectus.

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